Exhibit 99.74

LETTER OF CONSENT

I refer to the Registration Statement on Form 40-F of Sandspring Resources Ltd. (the “Company,” and such Registration Statement, including all exhibits, the “Registration Statement”).  I consent to the use of and reference to my name in the press release dated April 6, 2010, attached as an exhibit to the Registration Statement.

Yours very truly,

/s/ Harvey Klatt
Harvey Klatt, P.Geo.
Title: __________________
Company: ________________

Dated: September 16, 2011